FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-199921-03

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-199921) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or Credit Suisse Securities (USA) LLC, any other underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

CSAIL 2015-C3
Commercial Mortgage Trust

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass Through Certificates, Series 2015-C3

August 4, 2015

The information in this Supplement to Free Writing Prospectus (this “Supplement”) clarifies, updates and/or modifies the information contained in the free writing prospectus, dated July 29, 2015 (the “Free Writing Prospectus”), and the structural and collateral term sheet, dated July 29, 2015 (the “Term Sheet” and, together with the Free Writing Prospectus, the “Transaction Free Writing Prospectus”). Capitalized terms used in this Supplement but not defined herein will have the meanings ascribed to them in the Free Writing Prospectus. In all other respects, except as modified below, the Free Writing Prospectus remains unmodified.

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COLLATERAL UPDATE

1.	Starwood Capital Extended Stay Portfolio Franchise Conversion.

With respect to the Mortgage Loan secured by the portfolio of Mortgaged Properties identified on Annex A to this free writing prospectus as Starwood Capital Extended Stay Portfolio, representing approximately 7.4% of the Initial Pool Balance, the portfolio consists of 16 Crestwood Suites, 24 Sun Suites and 10 Home-Towne Suites, which are all expected to be transitioned to the InTown Suites brand over an 18 to 21 month period. Specifically, the borrower is required to, within 18 to 21 months after June 11, 2015, rebrand each property as either (x) an “Intown Suites” extended stay property or such other “Intown” brand as may be established, provided that such other “Intown” brand is of an equal or better quality than the “Intown Suites” brand and owned and managed by Intown Hospitality Corp., or (y) a qualified franchisor. The borrower reserved $2,075,000 to pay for the conversion expenses. In addition, the loan is fully recourse on a joint and several basis to the borrower and sponsor in the event that the borrower fails to comply with the rebranding covenants (provided that such liability will be reduced on a dollar-for-dollar basis by an amount equal to the allocated loan amount for each property re-branded in accordance with the loan agreement).

STRUCTURAL UPDATE

1.	Class X-D.

An additional Class of Certificates, the Class X-D Certificates, will be privately offered in the initial aggregate notional amount of $72,764,000, with expected ratings of BBB-sf, BBB-(sf) and BBB from Fitch, KBRA and Morningstar, respectively, and with an assumed final distribution date and rated final distribution date of August 2025 and August 2048, respectively. The notional amount of the Class X-D Certificates will at all times equal the certificate principal balance of the Class D Certificates outstanding from time to time. The Class X-D Certificates will not have a certificate principal balance and will not represent the right to receive any distributions of principal. The Pass-Through Rate for the Class X-D Certificates for any Distribution Date will equal the excess, if any, of (a) the WAC Rate for such Distribution Date over (b) the Pass-Through Rate for the Class D Certificates.

Distributions of interest on the Class X-D Certificates will be made on a pro rata basis with distributions of interest on the Class D Certificates and will be subordinated to distributions of interest and principal on the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB, Class A-S, Class X-A, Class X-B, Class X-E, Class X-F, Class X-NR, Class B and Class C Certificates to the same extent distributions of interest on the Class D Certificates are subordinated to such Classes of Certificates. Losses allocable to the Class D Certificates in reduction of payments of interest thereon, as described in the Free Writing Prospectus, will be allocable to the Class X-D and Class D Certificates on a pro rata basis in accordance with the respective amounts of interest otherwise payable on those Classes.

In addition, on each Distribution Date, each yield maintenance charge collected on the Mortgage Loans during the one-month period ending on the related Determination Date is required to be distributed to Certificateholders as follows: (a) pro rata, between (i) the group (the “YM Group A”) of Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB, Class X-A and Class A-S Certificates, and (ii) the group (the “YM Group B” and collectively with the YM Group A, the “YM Groups”) of the Class X-B, Class X-D, Class B, Class C and Class D Certificates, based upon the aggregate amount of principal distributed to the Classes of Principal Balance Certificates in each YM Group on such Distribution Date; and (b) as among the respective Classes of Principal Balance Certificates in each YM Group in the following manner: (1) on a pro rata basis in accordance with their respective entitlements in those yield maintenance charges, to each Class of Certificates in such YM Group in an amount equal to the product of (x) a fraction whose numerator is the amount of principal distributed to such Class of Principal Balance Certificates on such Distribution Date and whose denominator is the total amount of principal distributed to all of the Principal Balance Certificates in such YM Group on such Distribution Date, (y) the Base Interest Fraction for the related principal prepayment with respect to such Class of Principal Balance Certificates, and (z) the aggregate amount of such yield maintenance charge allocated to such YM Group and (2) the portion of such yield maintenance charge allocated to such YM Group remaining after such distributions to the applicable Class(es) of Principal Balance Certificates in such YM Group, to the Class of Class X Certificates in such YM Group, and in the case of the YM Group B, on a pro rata basis in accordance with their respective reductions in their Notional Amounts on such Distribution Date, to the Class X-B and Class X-D Certificates.

The discussion in the Free Writing Prospectus under the heading “ERISA Considerations” generally applies to the Class X-D Certificates. Prospective investors should review this discussion and consult with their advisors before purchasing Class X-D Certificates.

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Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not included herein. The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-800-211-1037.

The asset-backed securities referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any

"indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Credit Suisse Securities (USA) LLC and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Credit Suisse Securities (USA) LLC and the other underwriters may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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